UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P. R. China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On August 27, 2018, SSLJ.com Limited (the “Company”) and Quan Tu Tong Navigation and Network Ltd. Co. (“Quan Tu Tong”) entered into a non-binding letter of intent (the “LOI”) pursuant to which Quan Tu Tong and the Company agreed to use good faith and devote best efforts to explore new projects together with respect to business development and financing. The LOI became effective on August 27, 2018 and will terminate on August 27, 2019 unless extended by both parties. The LOI does not impose any binding obligation on either party.

This report on Form 6-K shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSLJ.com Limited

By:	/s/ Warren Wang
Warren Wang
Chief Executive Officer

Date: September 25, 2018